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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO. _________)*

                           Binks Manufacturing Company
                                (NAME OF ISSUER)

                                  Capital Stock
                         (TITLE OF CLASS OF SECURITIES)

                                   090527-10-2
                                 (CUSIP NUMBER)

     Check the following box if a fee is being paid with this statement /_/. (A fee is not required if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     SEC 1745 (2/92)


     CUSIP NO. 090527-10-2             13G                 Page 2 of 5 Pages

      1     NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Frances R. Watts                       S.S. No. ###-##-####

      2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

               (a)
               (b) x

      3     SEC USE ONLY

      4     CITIZENSHIP OR PLACE OF ORGANIZATION

               United States

                     5    SOLE VOTING POWER
      NUMBER OF
      SHARES                 0 shares
      BENEFICIALLY
      OWNED BY       6    SHARED VOTING POWER
      EACH
      REPORTING
      PERSON                 346,758 shares
      WITH
                     7    SOLE DISPOSITIVE POWER

                             0 shares

                     8    SHARED DISPOSITIVE POWER

                             346,758 shares

      9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               346,758 shares

      10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES*

      11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               11.2%

      12    TYPE OF REPORTING PERSON*

               IN
                      *SEE INSTRUCTION BEFORE FILLING OUT!

     ITEM 1(A)   NAME OF ISSUER:

                 Binks Manufacturing Company

     ITEM 1(B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                 9201 West Belmont Avenue, Franklin Park, Illinois  60131

     ITEM 2(A)   NAME OF PERSON FILING:

                 Frances R. Watts

     ITEM 2(B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                 RESIDENCE:

                 434 Clinton Place, River Forest, Illinois  60305

     ITEM 2(C    CITIZENSHIP:

                 United States

     ITEM 2(D)   TITLE OF CLASS OF SECURITIES:

                 Capital Stock

     ITEM 2(E)   CUSIP NUMBER:

                 090527-10-2

     ITEM 3      STATEMENTS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B):

                 Not Applicable

     ITEM 4      OWNERSHIP (AS OF DECEMBER 31, 1993):

                 (a)  Amount Beneficially Owned:

                       346,758 shares

                 (b)  Percent of Class:

                       11.2%

                 (c)  Number of shares as to which such person has:

                       (i)   sole power to vote or to direct the vote:

                             -0- shares

                       (ii)  shared power to vote or to direct the vote:

                             346,758 shares

                       (iii) sole power to dispose or to direct the
                             disposition of:

                             -0- shares

                       (iv) shared power to dispose or to direct the disposition of:

                             346,758 shares

     ITEM 5      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                 Not Applicable

     ITEM 6      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                 PERSON:

                 All of the shares beneficially owned by Mrs. Watts are held pursuant to a Voting Trust Agreement under which Mrs. Watts is a co-trustee. Certain other persons are entitled to receive dividends with respect to such shares. No such other person is entitled to receive dividends with respect to more than 5% of the outstanding Capital Stock of the Company pursuant to such Voting Trust Agreement.

     ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                 Not Applicable

     ITEM 8      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                 Not Applicable

     ITEM 9      NOTICE OF DISSOLUTION OF GROUP:

                 Not Applicable

     ITEM 10     CERTIFICATION:

                 Not Applicable


                                    SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            February 3, 1994
                                                 Date

                                            /s/ Frances R. Watts
                                                Signature

                                            Frances R. Watts
                                                Name/Title